RPX Corporation
One Market Street
Steuart Tower, Suite 800
San Francisco, CA 94105

November 21, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Stephen G. Krikorian
Tamara Tangen

Re:	RPX Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 26, 2012

RPX Corporation
Form 10-Q for Fiscal Quarters Ended June 30, 2012 and September 30, 2012
Filed August 14, 2012 and November 2, 2012
File No. 001-35146
Request for Extension of Comment Letter Response

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the quarterly reports on Form 10-Q (File No. 001-35146) that RPX Corporation (the “Company”) filed with the Commission on August 14, 2012 and November 2, 2012 (the “Comment Letter”).

As discussed with Tamara Tangen on November 20, 2012, the Company hereby requests an extension of time to respond to the Comment Letter. The Company will endeavor to respond to the comments made by the Staff in the Comment Letter no later than December 7, 2012.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (415) 418-2527.
Very truly yours,
/s/ Martin Roberts

Martin Roberts
General Counsel